UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 1) (1)

GAMING & ENTERTAINMENT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

656541208

(CUSIP Number)

Stephen M. Merkel, Esq.
Cantor G&W (Nevada), L.P.
110 East 59th Street
New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 sequentially numbered pages

CUSIP NO. 656541208	13D	PAGE 2 of 13 PAGES

(1)	NAME OF REPORTING PERSONS: CANTOR G&W (NEVADA), L.P.

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZEN OR PLACE OF ORGANIZATION:

NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 7,948,966
(8) SHARED VOTING POWER
(9) SOLE DISPOSITIVE POWER 7,948,966
(10) SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,948,966

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON

PN

CUSIP NO. 656541208	13D	PAGE 3 of 13 PAGES

(1)	NAME OF REPORTING PERSONS: CANTOR G&W (NEVADA), LLC

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZEN OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
(8) SHARED VOTING POWER 7,948,966
(9) SOLE DISPOSITIVE POWER
(10) SHARED DISPOSITIVE POWER 7,948,966

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,948,966

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON

OO

CUSIP NO. 656541208	13D	PAGE 4 of 13 PAGES

(1)	NAME OF REPORTING PERSONS: CANTOR G&W (Nevada) Holdings, L.P.

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZEN OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
(8) SHARED VOTING POWER 7,948,966
(9) SOLE DISPOSITIVE POWER
(10) SHARED DISPOSITIVE POWER 7,948,966

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,948,966

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON

PN

CUSIP NO. 656541208	13D	PAGE 5 of 13 PAGES

(1)	NAME OF REPORTING PERSONS: CANTOR G&W (Nevada) Holdings, LLC

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZEN OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
(8) SHARED VOTING POWER 7,948,966
(9) SOLE DISPOSITIVE POWER
(10) SHARED DISPOSITIVE POWER 7,948,966

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,948,966

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON

OO

CUSIP NO. 656541208	13D	PAGE 6 of 13 PAGES

(1)	NAME OF REPORTING PERSONS: HOWARD W. LUTNICK

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZEN OR PLACE OF ORGANIZATION:

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
(8) SHARED VOTING POWER 7,948,966
(9) SOLE DISPOSITIVE POWER
(10) SHARED DISPOSITIVE POWER 7,948,966

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,948,966

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON

IN

CUSIP NO. 656541208  13D  PAGE 7 OF 13 PAGES

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (the ‘‘Schedule 13D’’) relates to the shares of common stock, par value $.01 per share (the ‘‘Common Stock’’), of Gaming & Entertainment Group, Inc., a Utah corporation (the ‘‘Company’’). The principal executive offices of the Company are located at 6754 Spencer Street, Las Vegas, Nevada 89119.

Item 2.	IDENTITY AND BACKGROUND

(a), (b) and (c)    This Amendment No. 1 to Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by:

(i)	Cantor G&W (Nevada), L.P., a Nevada limited partnership (‘‘Nevada LP’’);

(ii)	Cantor G&W (Nevada), LLC, a Delaware limited liability company (‘‘Delaware LLC’’);

(iii)	Cantor G&W (Nevada) Holdings, L.P., a Delaware limited partnership (‘‘Delaware LP’’);

(iv)	Cantor G&W (Nevada) Holdings, LLC, a Delaware limited liability company (‘‘Holdings LLC’’); and

(v)	Howard W. Lutnick, the sole member of Holdings LLC (together with Nevada LP, Delaware LLC, Delaware LP and Holdings LLC, collectively referred to as the ‘‘Reporting Persons’’).

The principal business of Nevada LP is the pursuit of opportunities in the gaming business. Delaware LLC, Delaware LP and Holdings LLC are holding companies for Nevada LP and have no other business. Mr. Lutnick’s principal occupation is serving as Chairman, President and Chief Executive Officer of Cantor Fitzgerald, L.P. and as Chairman and Chief Executive Officer of eSpeed, Inc. The principal business of Cantor Fitzgerald, L.P. is providing financial services, offering an array of financial products and services in the equity, fixed income and foreign exchange capital markets, and through BGC Partners, L.P., global interdealer brokerage services to wholesale fixed income, interest rate, foreign exchange and derivative markets worldwide. eSpeed, Inc.’s principal business is operating global interactive electronic marketplaces designed to enable market participants to trade financial instruments and other products in real-time.

The principal place of business of each Reporting Person, eSpeed, Inc. and Cantor Fitzgerald, L.P. is 110 East 59th Street, New York, New York 10022.

Delaware LLC is the general partner of Nevada LP. Delaware LP is the managing member of Delaware LLC. Holdings LLC is the general partner of Delaware LP. Mr. Lutnick is the sole member of Holdings LLC.

(d) and (e)    None of the Reporting Persons has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Howard W. Lutnick is a U.S. citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares of Common Stock acquired to date were, and it is expected that any shares to be acquired by the Reporting Persons in the future will be, purchased with working capital.

CUSIP NO. 656541208  13D  PAGE 8 OF 13 PAGES

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

On February 15, 2006, Nevada LP, the Company and the Company’s affiliate, Gaming & Entertainment Technology Pty Limited (together, the ‘‘Seller’’) entered into an Asset Purchase Agreement (the ‘‘Agreement’’) pursuant to which Nevada LP acquired from Seller software for use in connection with mobile gaming activities (the ‘‘Software’’). Pursuant to the Agreement, Nevada LP surrendered all of its options to acquire shares of Common Stock pursuant to the Option Agreement and Equity Warrants exercisable to acquire up to 6,000,000 shares of Common Stock. In addition, the Agreement provides that the existing License Agreement and Investment Agreement, each dated as of December 8, 2004, between Seller and Nevada LP are terminated.

The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.

The Reporting Persons’ acquisition of shares of Common Stock they beneficially own were for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock, or to sell or otherwise dispose of all or part of the Common Stock, if any, beneficially owned by them, in any manner permitted by law. Except as otherwise disclosed above, none of the Reporting Persons currently has any agreements which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) Based on the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 15, 2005, there were 19,830,602 shares of Common Stock outstanding on November 14, 2005. Nevada LP holds of record 948,966 shares of Common Stock, or 4.78% of the current outstanding shares of Common Stock. In addition, Nevada LP has the right to acquire within sixty (60) days and thereby, pursuant to Rule 13d-3(d)(1), is deemed to beneficially own, 7,000,000 shares of Common Stock from the exercise of remaining Equity Warrants and Debt Warrants previously reported on Schedule 13D.

Accordingly, Nevada LP beneficially owns and each other Reporting Person indirectly beneficially owns an aggregate of 7,948,966 shares of Common Stock, or 28.6% of the shares of Common Stock deemed outstanding, in accordance with Rule 13d-3(d)(1)(D), after giving effect to the shares issuable upon the exercise of such warrants.

(b) Nevada LP has sole voting and dispositive power over the 7,948,966 shares beneficially owned. Delaware LLC, Delaware LP, Holdings LLC and Howard W. Lutnick have shared voting and dispositive power over the 7,948,966 shares beneficially owned.

(c) Other than as described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the matters previously disclosed in the Schedule 13D and in response to Items 4 and 5 hereof, which are incorporated herein by reference, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP NO. 656541208  13D  PAGE 9 OF 13 PAGES

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by filing the following as additional exhibits:

Exhibit 1	Joint Filing Agreement, dated as of February 22, 2006, among the Reporting Persons.
Exhibit 2	Asset Purchase Agreement, dated as of February 15, 2006, by and between Cantor G&W (Nevada), L.P., Gaming & Entertainment Group, Inc. and Gaming & Entertainment Technology Pty Limited. (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K/A filed on February 22, 2006.)
Exhibit 3	Amended and Restated Equity Warrant, dated as of February 15, 2006, by and between Cantor G&W (Nevada), L.P. and Gaming & Entertainment Group, Inc. (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 8-K/A filed on February 22, 2006.)

CUSIP NO. 656541208	13D	PAGE 10 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 22, 2006

CANTOR G&W (NEVADA), L.P.
By: CANTOR G&W (NEVADA), LLC, as its general partner By: CANTOR G&W (NEVADA) HOLDINGS, L.P., as its member By: CANTOR G&W (NEVADA) HOLDINGS, LLC, as its general partner

By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member

CANTOR G&W (NEVADA), LLC
By: CANTOR G&W (NEVADA) HOLDINGS, L.P., as its member By: CANTOR G&W (NEVADA) HOLDINGS, LLC, as its general partner

By: /s/ Howard W. Lutncik Name: HOWARD W. LUTNICK Title: Member

CANTOR G&W (NEVADA) HOLDINGS, L.P. By: CANTOR G&W (NEVADA) HOLDINGS, LLC, as its general partner

By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member

CANTOR G&W (NEVADA) HOLDINGS, LLC

By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member

/s/ Howard W. Lutnick HOWARD W. LUTNICK

[Signature page to Amendment No. 1 to Schedule 13D reporting beneficial ownership in Gaming & Entertainment Group, Inc.]

CUSIP NO. 656541208	13D	PAGE 11 OF 13 PAGES

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of February 22, 2006, among the Reporting Persons.
Exhibit 2	Asset Purchase Agreement and License Agreement Amendment, dated as of February 15, 2006, by and between Cantor G&W (Nevada), L.P., Gaming & Entertainment Group, Inc. and Gaming & Entertainment Technology Pty Limited. (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K/A filed on February 22, 2006.)
Exhibit 3	Amended and Restated Equity Warrant, dated as of February 15, 2006, by and between Cantor G&W (Nevada), L.P. and Gaming & Entertainment Group, Inc. (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 8-K/A filed on February 22, 2006.)

CUSIP NO. 656541208	13D	PAGE 12 OF 13 PAGES

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of Amendment No. 1 to Schedule 13D with respect to the common stock of Gaming & Entertainment Group, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agrees that each party hereto is responsible for timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 22nd day of February, 2006.

CANTOR G&W (NEVADA), L.P.

By:	CANTOR G&W (NEVADA), LLC, as its general partner
By:	CANTOR G&W (NEVADA) HOLDINGS, L.P., as its member
By:	CANTOR G&W (NEVADA) HOLDINGS, LLC, as its general partner
By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member

CUSIP NO. 656541208	13D	PAGE 13 OF 13 PAGES

CANTOR G&W (NEVADA), LLC

By: CANTOR G&W (NEVADA) HOLDINGS, L.P., as its member
By: CANTOR G&W(NEVADA) HOLDINGS, LLC, as its general partner
By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member

CANTOR G&W (NEVADA) HOLDINGS, L.P.

By: CANTOR G&W (NEVADA) HOLDINGS, LLC, as its general partner
By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member

CANTOR G&W (NEVADA) HOLDINGS, LLC

By: /s/ Howard W. Lutnick Name: HOWARD W. LUTNICK Title: Member
/s/ Howard W. Lutnick HOWARD W. LUTNICK